UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  July 31, 2007                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                       JULY 31, 2007

                           MINA REAL PRODUCTION UPDATE

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Rochester is pleased to announce that our regular weekly shipments of gold and silver precipitate recommenced in early June and since then having shown significant increases in production value on a month-to-month basis. Shipments to the refinery for the four-week period ending June 29, 2007 had an estimated value of US$425,000, increasing to an estimated value of $671,000 for the four-week period ended July 28, 2007.

During July processed tonnage through the mill has averaged about 180 tonnes per day with throughput exceeding 200 tonnes per day on occasion. The throughput has been impacted by the normal start up process and power interruptions. Said Dr. Parra " We are in the rainy season, which poses certain challenges to our day to day operations. June production was particularly impacted due to down time associated with intermittent power outages being experienced from our primary supplier of electricity. A second power generator was put into operation in the last ten days which gives us the power capacity to operate when there is disruption in service from the main grid." Further improvements are being implemented to attain more accurate and continuous reconciliation of the throughput tonnage, production, and deliveries to the refinery. Lower grade material is currently being processed as mill feed while the milling process is stabilized and recovery rates maximized. For the month of July the head grades averaged approximately 7 grams per tonne gold and 140 grams per tonne silver. Current recovery rate for gold is surpassing 90%.

We remain positive about the prospects for significant increases in throughput tonnage and gold and silver production from current levels. We have not changed our expectations of achieving commercial production at the 200-250 tonnes/day level during the second half of 2007 and then moving to higher levels of production as mining activity dictates

An updated report on exploration results is pending from our Mina Real and Santa Fe properties.

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. The Mina Real Mine could certainly be considered a "high-grade" gold/silver deposit with grades reported in 2007 from mine development averaging 12 grams/tonne gold and 200 grams/tonne silver over 775 metres of drift development. With the completion of the Mina Real mill, management believes that its Mina Real and Santa Fe properties have the potential to produce a long-term revenue stream.


ON BEHALF OF THE BOARD                        Investor information contact:

/s/ Dr. Alfredo Parra                           Empire Communications Inc.
---------------------                              Tel: 1-866-841-0068
Dr. Alfredo Parra,                         Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..

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